Gemplus International SA

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

Publication Les Echos February 8, 2006

Convening notice for a general meeting of shareholders of Gemplus
International SA
A general meeting of shareholders of Gemplus International SA will take place on Tuesday, February 28, 2006 at 11 a.m. at the Hotel Royal, 12, boulevard Royal, L-2449 Luxembourg. This ordinary meeting is convened to approve the distribution by the Company of reserves for an amount of €0.26 per share, and the recomposition of the Board of Directors of the Company. Those resolutions, if adopted, are subject to the realization before October 31st, 2006 of condition precedents (conditions suspensives) pertaining to the contribution of all of the shares of Gemplus International held by the TPG Group and the entities of the Quandt family to Axalto Holding NV and to the filing of a voluntary exchange public tender offer by Axalto Holding NV for all of the remaining shares of Gemplus International.
Registered Shareholders (inscribed in the Shareholder register) shall have received a complete file enabling them to attend the general meeting, to be represented at such meeting or to vote by proxy.
Shareholders whose shares are held through a clearing system need to contact their bank or stockbroker. All documents necessary to attend the general meeting or to vote by proxy are available upon request with HSBC, Service Assemblées Gemplus International SA, avenue Robert Schuman, B.P. 2704, 51051 REIMS CEDEX France, by telephone on +33 3 26 09 86 28 or by fax on +33 3 26 09 89 83. These shareholders must beforehand contact their bank or stockbroker in order to receive a blocking certificate.
All documents should be received by 5 p.m. Luxembourg time on February 24, 2006 in order to be able to be represented at or to attend the meeting. Documents pertaining to the meeting can be obtained by contacting the Registered office of Gemplus International SA (Tel: +352 26 005 226 — Fax : +352 26 005 832) or by downloading the documents on our web site http://investor.gemplus.com/

Press contact	Investor relations
Tel: +33 (0) 442364661	Tel: +41 (0) 22 544 5054
Jane Strachey	Céline Berthier
All documents pertaining to this notice are available on www.gemplus.com

Gemplus International SA

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 8 February, 2006

By:	/s/ Frans SPAARGAREN
	Name:	Frans SPAARGAREN
	Title:	Chief Financial Officer